Exhibit 99.1

Corporación América Airports S.A. Reports February 2022 Passenger Traffic

Total passenger traffic continued the recovery trend reaching 65.0% of February 2019 traffic levels.

LUXEMBOURG--(BUSINESS WIRE)--March 15, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 109.0% YoY increase in passenger traffic in February 2022, reaching 65.0% of pre-pandemic levels of February 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Feb'22	Feb'21	% Var.	YTD’22	YTD'21(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,655	1,346	97.3%	5,510	3,035	81.6%
International Passengers (thousands)	1,094	320	241.7%	2,201	674	226.4%
Transit Passengers (thousands)	425	332	28.2%	1,025	843	21.6%
Total Passengers (thousands)	4,175	1,998	109.0%	8,736	4,552	91.9%
Cargo Volume (thousand tons)	25.4	21.0	21.1%	50.5	41.4	21.9%
Total Aircraft Movements (thousands)	48.8	30.8	58.5%	99.6	65.8	51.4%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Feb'22	Feb'19(1)	% Var.	YTD’22	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,655	3,590	-26.0%	5,510	7,600	-27.5%
International Passengers (thousands)	1,094	2,107	-48.1%	2,201	4,487	-50.9%
Transit Passengers (thousands)	425	729	-41.6%	1,025	1,578	-35.1%
Total Passengers (thousands)	4,175	6,426	-35.0%	8,736	13,666	-36.1%
Cargo Volume (thousand tons)	25.4	33.8	-24.8%	50.5	66.8	-24.4%
Total Aircraft Movements (thousands)	48.8	66.5	-26.7%	99.6	141.2	-29.5%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview
Total passenger traffic in February 2022 grew 109.0% compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, reflecting higher activity and traffic demand following the re-opening of borders on November 1, 2021. When compared to February 2019, overall passenger traffic declined 35.0%, improving from the 37.0% decline posted in January. International and domestic passenger traffic improved sequentially reaching 51.9% and 74.0% of pre-pandemic levels of February 2019, respectively.

In Argentina, total passenger traffic increased 1.6x YoY and reached 65.1% of February 2019 levels, with international passenger traffic improving to 42.6% of pre-pandemic levels, showing a continued strong recovery from the 6.2% posted in July 2021, the lowest level of the year. International traffic continued benefiting from the opening of borders on November 1, 2021. Domestic passenger traffic also continued to recover, reaching 78.3% of February 2019 levels.

In Italy, where travel restrictions have eased during the last couple of months, passenger traffic grew 12.2x YoY reflecting easier comparisons due to the closure of Florence airport in February and March of last year, to perform runway works. Total traffic reached 58.1% of February 2019 pre-pandemic levels, improving sequentially from the 41.5% posted in January, which was impacted by the Omicron variant.

In Brazil, total passenger traffic increased 33.0% YoY, and reached 72.7% of February 2019 levels. This was a strong improvement from the 30.9% posted in April 2021, but a sequential decline from the 81.8% levels achieved in January 2022. This month-over-month decline is mainly attributable to flight cancellations, done by some of the airlines, due to COVID cases within their crew. Domestic traffic stood at over 85.0% of pre-pandemic levels.

Total passenger traffic in Uruguay increased 6.0x YoY and reached 48.4% of February 2019 levels. Traffic in Uruguay, continues to improve strongly after the borders were fully re-opened on November 1, 2021.

In Ecuador, passenger traffic increased 1.3x YoY, reaching 78.0% of pre-pandemic levels of February 2019, improving strongly from the 35.2% posted in April 2021. International passenger traffic continued to recover reaching 88% of pre-pandemic levels, boosted by routes to the US and Panama which have been seeing higher passenger traffic than in 2019 for some months now. Domestic passenger traffic improved to 69.6% of February 2019 pre-pandemic levels, from the 53.5% posted in January.

In Armenia, where the vaccination roll out has improved significantly in the past three to four months, total passenger traffic increased 85.1% YoY. Passenger traffic continued its positive recovery trend surpassing, for the second consecutive month, pre-pandemic levels of 2019.

Cargo Volume and Aircraft Movements
Cargo volume increased 21.1% YoY. When compared to February 2019, total cargo volume dropped 24.8%, mainly driven by decreases of 45.8% in Brazil and 21.9% in Argentina, accounting for over 90% of the reduction. Importantly, Italy, Uruguay and Armenia reported higher cargo volumes compared to pre-pandemic levels of February 2019.

Aircraft movements increased 58.5% YoY. When compared to February 2019, Aircraft movements declined 26.7%, mainly as a result of a 27.3% decrease in Argentina, which explains more than half of the overall drop, together with a 15% decline in Brazil. To note, aircraft movement in Armenia, Ecuador and Uruguay stood at 86.8%, 86.0% and 83.7% of February 2019 levels, respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)
	Feb'22	Feb'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,285	871	162.2%	4,558	1,800	153.2%
Italy	250	19	1216.6%	440	55	696.6%
Brazil(2)	1,105	831	33.0%	2,632	2,061	27.7%
Uruguay	102	15	597.4%	216	30	624.8%
Ecuador	267	116	130.0%	509	240	112.2%
Armenia	167	90	85.1%	381	154	146.4%
Peru	-	56	-100.0%	-	212	-100.0%
TOTAL	4,175	1,998	109.0%	8,736	4,552	91.9%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	13,330	11,169	19.3%	26,968	21,767	23.9%
Italy	1,217	928	31.2%	2,373	2,061	15.1%
Brazil	4,579	4,256	7.6%	8,606	8,714	-1.2%
Uruguay(3)	2,025	1,852	9.3%	4,095	3,629	12.8%
Ecuador	2,852	1,519	87.7%	5,982	2,977	100.9%
Armenia	1,444	1,083	33.3%	2,494	1,870	33.3%
Peru	-	203	-100.0%	-	409	-100.0%
TOTAL	25,446	21,010	21.1%	50,517	41,427	21.9%
Aircraft Movements
Argentina	26,449	15,851	66.9%	51,679	32,328	59.9%
Italy	2,978	535	456.6%	6,000	1,532	291.6%
Brazil	10,004	8,189	22.2%	22,281	18,786	18.6%
Uruguay	2,384	865	175.6%	5,215	1,497	248.4%
Ecuador	5,630	3,577	57.4%	11,306	7,693	47.0%
Armenia	1,347	980	37.4%	3,099	1,720	80.2%
Peru	-	785	-100.0%	-	2,227	-100.0%
TOTAL	48,792	30,782	58.5%	99,580	65,783	51.4%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)
	Feb'22	Feb'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,285	3,509	-34.9%	4,558	7,362	-38.1%
Italy	250	429	-41.9%	440	889	-50.5%
Brazil(2)	1,105	1,521	-27.3%	2,632	3,387	-22.3%
Uruguay	102	211	-51.6%	216	458	-52.8%
Ecuador	267	342	-22.0%	509	695	-26.7%
Armenia	167	167	0.2%	381	379	0.5%
Peru	-	247	-100.0%	-	496	-100.0%
TOTAL	4,175	6,426	-35.0%	8,736	13,666	-36.1%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	13,330	17,067	-21.9%	26,968	35,911	-24.9%
Italy	1,217	990	23.0%	2,373	2,017	17.6%
Brazil	4,579	8,441	-45.8%	8,606	14,483	-40.6%
Uruguay(3)	2,025	1,916	5.7%	4,095	4,036	1.4%
Ecuador	2,852	3,626	-21.3%	5,982	7,358	-18.7%
Armenia	1,444	1,368	5.5%	2,494	2,227	12.0%
Peru	-	418	-100.0%	-	787	-100.0%
TOTAL	25,446	33,824	-24.8%	50,517	66,820	-24.4%
Aircraft Movements
Argentina	26,449	36,403	-27.3%	51,679	76,543	-32.5%
Italy	2,978	4,302	-30.8%	6,000	8,946	-32.9%
Brazil	10,004	12,710	-21.3%	22,281	27,380	-18.6%
Uruguay	2,384	2,848	-16.3%	5,215	6,789	-23.2%
Ecuador	5,630	6,545	-14.0%	11,306	13,699	-17.5%
Armenia	1,347	1,552	-13.2%	3,099	3,500	-11.5%
Peru	-	2,174	-100.0%	-	4,338	-100.0%
TOTAL	48,792	66,534	-26.7%	99,580	141,195	-29.5%

About Corporación América Airports
Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716